K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

September 17, 2021

VIA EDGAR

Mr. Ryan Sutcliffe, Esq.

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:      Nushares ETF Trust

            File Nos. 333-212032 and 811-23161

Dear Mr. Sutcliffe:

On behalf of our client, Nushares ETF Trust (the “Trust” or “Registrant”), we are responding to Staff comments we received telephonically on June 17, 2021, related to Post-Effective Amendment No. 65 (“PEA No. 65”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on April 30, 2021, for the purpose of registering shares of the Nuveen ESG Dividend ETF (the “Fund”). Appendix A to this correspondence reflects changes made in response to such Staff comments in the form of redlined drafts of the Prospectus and Statement of Additional Information (“SAI”) filed on behalf of the Funds in PEA No. 65. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.

Comment: To the extent the Index has not been utilized by another fund prior to its use by this Fund, please provide a copy of the Index methodology upon its availability and prior to filing the Fund’s effective registration statement.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Mr. Ryan Sutcliffe, Esq.

September 17, 2021

Response: The Registrant provided a copy of the index methodology related to the Fund’s underlying index to the SEC staff via e-mail on August 30, 2021.

2.	Comment: Please confirm that the Fund has not entered into fee reimbursement or recoupment arrangements.

Response: Confirmed.

3.

Comment: Please confirm that the acquired fund fees and expenses (“AFFE”), if any, for the Fund will not exceed one basis point. If AFFE will exceed one basis point, please revise the applicable Fund’s fee table to reflect the Fund’s AFFE.

Response: Confirmed.

4.	Comment: For clarity, if true, please state in the Fund’s principal investment strategy that the Index is unaffiliated.

Response: As set forth in the Fund’s principal investment strategy, (i) MSCI is the index provider for the Index and the Base Index; (ii) MSCI owns, calculates, and controls, in its sole discretion, the Index and the Base Index; and (iii) none of the Adviser, the Sub-Adviser, or their affiliates has any discretion to select Index components or change the Index methodology. Although the Adviser and Sub-Adviser, each an affiliate of TIAA, assisted in the development of the ESG criteria used within the Index methodology, and TIAA licensed its name to MSCI for use in the name of the Index, none of TIAA, the Adviser or the Sub-Adviser has any authority to change the Fund’s Index methodology or select Index components. Further, the Registrant confirms that MSCI is not affiliated with the Fund, the Adviser or the Sub-Adviser. The Registrant has added language to the Fund’s principal investment strategy to clarify this point.

5.

Comment: In addition to the scoring and screening of ESG criteria by MSCI, what third-party scoring or screening does the Index use, if any? Please disclose any such third-party scoring or screening used by the Index.

Response: The Index does not use any third-party scoring or screening. The Index’s ESG criteria is based on ESG performance data collected by its affiliate, MSCI ESG Research, Inc.

6.

Comment: Please disclose how much range in assessment categories is permitted on an industry-specific basis. For example, would rare minerals mining be given a lower environmental score target because of its indirect benefit to clean energy technologies

Mr. Ryan Sutcliffe, Esq.

September 17, 2021

even though it may still increase pollution. Please disclose and describe such adjustments.

Response: The Registrant has revised the referenced sentence in the second paragraph of the Fund’s principal investment strategy as follows (new disclosure in bold):

ESG performance is measured on an industry-specific basis, with assessment categories varying by industry. Companies are scored and ranked against industry peers using a consistent set of key performance indicators to determine relative ESG strength.

7.

Comment: Please briefly summarize each screening provider’s criteria or methodology in the Fund’s principal investment strategy. Also, consider any related principal risks to the use of third-party data providers since the criteria used by providers can differ significantly.

Response: As noted in response to Comment 5, MSCI ESG Research, Inc., an affiliate of the Index Provider, is the Index’s only ESG screening provider. The Registrant has revised the Fund’s principal investment strategy, and added a description of “The Index” under “Additional Details About the Fund’s Strategy, Holdings and Risks—Investment Objective and Principal Investment Strategies,” to provide additional details regarding the Index’s ESG criteria and methodology. In addition, the Registrant has considered the risks related to the Index’s use of an affiliate that provides ESG data and has added the following sentence to the Item 4 description of “ESG strategy risk”:

Further, in selecting companies for inclusion in the Index, the Index Provider relies on information and ESG performance data from an affiliated research provider, which could be incomplete or erroneous, which in turn could cause the Index Provider to assess a company’s ESG characteristics incorrectly.

8.	Comment: Does the Index reach out to or solicit information from companies directly? If so, please disclose how.

Response: The Registrant confirms that the Index does not reach out to solicit information from companies directly. MSCI ESG Research, Inc. gathers data on companies from company public documents and publications, other public records, and affiliated data providers, including MSCI ESG Ratings, MSCI ESG Controversies Scores, MSCI Business Involvement Screening Research, and MSCI Climate Change Metrics.

Mr. Ryan Sutcliffe, Esq.

September 17, 2021

9.	Comment: Please disclose what is meant by “commonly accepted global norms related to ESG matters.”

Response: As noted in response to Comment 7, the Registrant has revised the description of the Index methodology related to ESG criteria and, in so doing, deleted the referenced disclosure.

10.

Comment: Please disclose what “generally” and “significant” mean in the penultimate sentence of the second paragraph of the Fund’s principal investment strategy. If the definitions vary, please state what it means for each category. For example, are there certain thresholds (e.g., a company earns less than 5% of its revenue from tobacco, alcohol, etc.)? Also, in response to the inclusion of “among others” in that same sentence, please state all businesses that are excluded from the Fund’s portfolio holdings.

Response: The Registrant has revised the referenced sentence, as follows, to delete “generally” and “among others” (new disclosure in bold):

Index rules exclude companies with significant activities in the following controversial businesses: alcohol production, tobacco production, nuclear power, gambling, and weapons and firearms production.

In addition, the Registrant has added the following disclosure to the Item 9 section of the Prospectus titled “Additional Detail About the Fund’s Strategies, Holdings and Risks—Investment Objective and Principal Investment Strategies” to explain what is meant by “significant” activities in controversial businesses:

Companies with significant involvement in certain controversial business activities, including alcohol production, tobacco production, nuclear power, gambling, and weapons and firearms production, are ineligible to be included in the Index. For purposes of this policy, as of the date of this Prospectus, all companies that earn either 10% or more of their revenue or more than $1 billion in revenue ($3 billion in revenue for all conventional weapons manufacturers) from the production of alcohol-, tobacco- and/or gambling-related products, gambling operations, and/or manufacturing conventional weapons, conventional weapon components or weapons systems are excluded from the Index. In addition, all civilian firearm companies classified as “producers” that earn more than 0% of revenue from civilian firearms are excluded from the Index. These percentage and dollar amount thresholds are subject to change in accordance with updates to the rules-based Index methodology. All companies with any tie to controversial weapons,

Mr. Ryan Sutcliffe, Esq.

September 17, 2021

such as cluster munitions, landmines, depleted uranium weapons, nuclear weapons, and biological/chemical weapons, blinding lasers, non-detectable fragments and incendiary weapons are also excluded. All companies involved in nuclear power generation, including nuclear fuel enrichment, uranium mining, and/or nuclear reactor design or construction, are also excluded from the Index. In addition, companies that surpass certain thresholds of installed capacity attributed to nuclear sources are also excluded.

11.	Comment: Please state the carbon-based ownership and emissions thresholds referenced in the final sentence of the second paragraph of the Fund’s principal investment strategy.

Response: The Registrant has added the following disclosure to the Item 9 section of the Prospectus titled “Additional Detail About the Fund’s Strategies, Holdings and Risks—Investment Objective and Principal Investment Strategies” to provide additional details regarding the Index’s carbon emission exclusion criteria:

Securities with any ownership of fossil fuel reserves are ineligible for inclusion in the Index. Securities eligible for inclusion in the Index are then screened to remove those companies with the highest absolute emissions and the highest carbon emission intensity, relative to the other eligible securities, in accordance with the Index methodology and greenhouse gas emissions data provided by MSCI ESG Research, Inc.

12.	Comment: Given that the Fund does not take temporary defensive positions, please explain the use of “under normal market conditions” in the Fund’s 80% policy to invest in Index components.

Response: In the adopting release to Rule 35d-1 (the “Adopting Release”) under the Investment Company Act of 1940 (“1940 Act”), under the section titled “Applying the 80% Investment Requirement—Temporary Departure from 80% Requirement,” the release states that:

Consistent with current Division positions, the rule, as adopted, will require investment companies to comply with the 80% investment requirement “under normal circumstances.” 37 This is a modification of the proposed rule, which contemplated that an investment company may depart from the 80% requirement in order to take a “temporary defensive position” to avoid losses in response to adverse market, economic, political, or other conditions. We are persuaded by the commenters who argued that the “temporary defensive position”

Mr. Ryan Sutcliffe, Esq.

September 17, 2021

exception was too narrow and did not give investment companies sufficient flexibility to manage their portfolios, particularly in the case of large cash inflows or anticipated large redemptions.

[37]	See former Guide 1 to Form N-1A, Investment Company Act Release No. 13436 (Aug. 12, 1983) [48 FR 37928 (Aug. 22, 1983)] (applying 65% investment requirement “under normal circumstances”).

The Registrant notes that the Fund has adopted a Rule 35d-1 80% Policy (the “Name Policy”) whereby, “under normal market conditions, the Fund will invest at least 80% of the sum of its net assets and the amount of any borrowings for investment purposes in component securities of its Index.” Accordingly, the Registrant believes that its Name Policy is consistent with the Adopting Release, as it equates “normal circumstances” and “normal market conditions,” for the purposes of the Name Policy. The Registrant further cites the following language from the Adopting Release:

The “under normal circumstances” standard will provide funds with flexibility to manage their portfolios, while requiring that they would normally have to comply with the 80% investment requirement. This standard will permit investment companies to take “temporary defensive positions” to avoid losses in response to adverse market, economic, political, or other conditions. In addition, it will permit investment companies to depart from the 80% investment requirement in other limited, appropriate circumstances, particularly in the case of unusually large cash inflows or redemptions. For example, a new investment company will be permitted to comply with the 80% investment requirement within a reasonable time after commencing operations.

The Registrant notes that the “under normal circumstances” clause has two purposes: (1) to allow a fund to take temporary defensive positions in an adverse market, and (2) to permit a fund to depart from its Name Policy “in other limited, appropriate circumstances, particularly in the case of unusually large cash inflows or redemptions.” Consequentially, although the Fund states that it does not intend to take temporary defensive positions in declining markets or in response to changing market conditions, the Fund continues to believe the inclusion of “under normal market conditions” in its Name Policy is appropriate given the existence of “other limited, appropriate circumstances,” as described in the Adopting Release.

13.	Comment: Please supplementally confirm that derivatives are not used with the 80% policy. If they are, please disclose that usage with specificity.

Mr. Ryan Sutcliffe, Esq.

September 17, 2021

Response: The Registrant confirms that the Fund will not invest in derivatives as part of its principal investment strategy. Further, the Index is comprised entirely of equity securities. Accordingly, the Fund does not anticipate that any derivatives would be used when calculating its Name Policy.

14.

Comment: The Staff notes that the Fund’s principal risks appear in alphabetical order. Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”

Response: The Registrant has reviewed the Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the Fund’s principal risks, not overly lengthy or technical, and that the risks the Staff would consider most significant are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Registrant believes that listing the risk disclosures alphabetically allows the Fund to be consistent in its presentation, provides better comparability and eliminates any subjective arguments as to the importance of certain risk disclosures. As such, we respectfully decline your request.

While the Registrant respectfully declines to reorder the Fund’s principal risks, the Registrant notes that the following disclosure is included in the first paragraph under “Principal Risks” in the Fund’s summary section, with similar language included in response to Item 9 of Form N-1A, to help investors understand the importance of reading each risk disclosure regardless of their sequence:

The principal risks of investing in the Fund listed below are presented alphabetically to facilitate your ability to find particular risks and compare them with the risks of other funds. Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which it appears.

15.	Comment: Pursuant to Items 9(a) and 9(b)(1) of Form N-1A, please state the Fund’s investment objective and principal investment strategy in the Item 9 section of the Prospectus.

Response: The Registrant respectfully declines to duplicate the Fund’s Item 2 investment objective and Item 4 principal investment strategy description in the Fund’s Item 9 section. General Instruction C.3(a) of Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Accordingly, the Registrant has not repeated the Fund’s investment

Mr. Ryan Sutcliffe, Esq.

September 17, 2021

objective and principal investment strategy in the back half of the Prospectus. We note, however, that Item 9 of the Fund’s Prospectus includes some additional information about the Fund’s strategies and Index that is not included in the Item 4 summary. For example, Item 9 provides additional detail about the Index and the Fund’s Name Policy, portfolio holdings, non-principal investment strategies and temporary defensive positions. Further, General Instruction C.2(a) of Form N-1A notes that “[c]ross-references within the prospectus are most useful when their use assists investors in understanding the information presented and does not add complexity to the prospectus.” The Registrant believes that the cross-reference under Item 9 to the Fund’s Item 4 principal investment strategy assists investors’ understanding of the Fund’s strategies by reducing the complexity that would accompany the inclusion of lengthy, duplicative disclosure under Item 9.

16.

Comment: Under the description of REITs in the “Portfolio Holdings” section, consider changing the sentence “The Index is comprised of equity REITs only” to clarify that the only REITs included in the Index are equity REITs.

Response: The Registrant has made the requested change.

17.	Comment: Please revise the second sentence under “Cash Equivalents and Short-Term Investments” and/or the description under “Temporary Defensive Positions” so that the disclosure is consistent.

Response: The Registrant has made the requested change.

18.

Comment: The Staff notes that the final sentence under “Temporary Defensive Positions” states the Fund may invest “in derivatives to maintain exposure to its Index….” Is this section labeled appropriately? Clarify if necessary.

Response: The Registrant has deleted this sentence.

19.

Comment: The Staff notes that the Item 9 ESG Strategy Risk describes the sub-adviser’s assessment of a company’s ESG performance and characteristics. Please compare this risk disclosure to the Item 4 description of the sub-adviser’s role and clarify any discrepancies.

Response: The Registrant has made the requested change.

*   *   *   *   *

Mr. Ryan Sutcliffe, Esq.

September 17, 2021

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070 or W. John McGuire at (202) 373-6799.

Sincerely,

/s/ K. Michael Carlton
K. Michael Carlton cc: W. John McGuire, Esq. Diana Gonzalez, Esq.